Filed by Microsoft Corporation pursuant to

Rule 425 of the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Yahoo! Inc.

Commission File No.: 000-28018

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This material is not a substitute for the prospectus/proxy statement Microsoft Corporation would file with the Securities and Exchange Commission (the “SEC”) if an agreement between Microsoft Corporation and Yahoo! Inc. is reached or any other documents which Microsoft Corporation may file with the SEC and send to Yahoo! stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF YAHOO! INC. ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of any documents filed with the SEC by Microsoft Corporation through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Investor Relations Department, Microsoft Corporation, One Microsoft Way, Redmond, Washington 98052-6399.

Microsoft Corporation and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Microsoft Corporation’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended June 30, 2007, which was filed with the SEC on August 3, 2007, and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on September 21, 2007. Other information regarding the participants in a proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

Statements in this communication that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors such as Microsoft Corporation’s ability to achieve the synergies and value creation contemplated by the proposed transaction, Microsoft Corporation’s ability to promptly and effectively integrate the businesses of Yahoo! Inc. and Microsoft Corporation, the timing to consummate the proposed transaction and any necessary actions to obtain required regulatory approvals, and the diversion of management time on transaction-related issues. For further information regarding risks and uncertainties associated with Microsoft Corporation’s business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of Microsoft Corporation’s SEC filings, including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q, copies of which may be obtained by contacting Microsoft Corporation’s Investor Relations department at (800) 285-7772 or at Microsoft Corporation’s website at http://www.microsoft.com/msft.

All information in this communication is as of March 3, 2008. Microsoft Corporation undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company’s expectations.

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THE FOLLOWING IS A TRANSCRIPT OF A PORTION OF A DISCUSSION WITH CHRIS LIDDELL AT A MORGAN STANLEY TECHNOLOGY CONFERENCE WHICH TOOK PLACE ON MARCH 3, 2008.

MARY MEEKER: In our remaining minute, anything that you’d like to address that we’ve missed?

CHRIS LIDDELL: Well, no one asked me about Yahoo, which is interesting. But I’m sure everyone is vaguely interested in it. You know, their —

MARY MEEKER: What was that? What was that?

CHRIS LIDDELL: Yeah. The small company that we’re looking to acquire. There is — there’s no fundamental news. I mean, the — you know, the company has not yet formally responded to our offer. So you’ve seen the same press reports we have in terms of their view of it. You know, we continue to look at our options, and that’s something that I’m incredibly systematic about. That’s something that we look at, those alternatives, every week on the basis of what’s happening in the external market: what the opportunities for us are both in our customer business and through acquisition. So, you know, we’ll continue to look at those alternatives as we go forward, but there’s no news, per se, on Yahoo.